UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Sycamore Networks, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

871206405
(CUSIP number)

 Andrew Bellas
Manager
General Holdings LLC
96 S. Union, #1
Burlington, VT 05401
(646) 937-2489
(Name, address and telephone number of person authorized to receive notices and communications)

August 3, 2015
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 871206405

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) General Holdings LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 4,083,734
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 4,083,734
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,083,734
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.1% (1)
14.	TYPE OF REPORTING PERSON* OO

(1)	Based on 28,882,093 shares of Issuer’s common stock outstanding as of June 1, 2015, as reported in the Issuer’s Form 10-Q filed with the SEC on June 5, 2015.

CUSIP No. 871206405

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Andrew Bellas
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 4,083,734
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 4,083,734
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,083,734
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.1% (1)
14.	TYPE OF REPORTING PERSON* IN

(1)	Based on 28,882,093 shares of Issuer’s common stock outstanding as of June 1, 2015, as reported in the Issuer’s Form 10-Q filed with the SEC on June 5, 2015.

ITEM 1.	Security and Issuer.

The class of equity security to which this statement on Schedule 13D relates is the common stock, par value $0.001 per share (the “Common Stock”) of Sycamore Networks, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 300 Brickstone Square, Suite 201, Andover, Massachusetts 01810. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2.	Identity and Background.

a) The Reporting Persons are:

1. General Holdings LLC
2. Andrew Bellas

(b) The business address of each of the Reporting Persons is:

c/o General Holdings LLC
96 S. Union, #1
Burlington, VT 05401

(c) Each of the Reporting Persons is engaged in the business of investment.  Andrew Bellas is the Manager of General Holdings LLC (“General Holdings”) and his present principal occupation is as an independent investor.  Mr. Bellas may be deemed to indirectly beneficially own the securities held by General Holdings because Mr. Bellas may be deemed to have voting and investment power over such securities by virtue of his position as Manager of General Holdings.  Each of the Reporting Persons disclaims beneficial ownership of any of the Issuer’s securities as to which this Schedule 13D relates except to the extent any such Reporting Person actually exercises voting or investment power with respect to such securities of the Issuer.

(d) The Reporting Persons have not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Persons have not during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor are the Reporting Persons subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  The Citizenship of the Reporting Persons is as follows:

1. General Holdings – Delaware
2. Andrew Bellas – United States of America

The Reporting Persons have agreed to jointly file this Schedule 13D. A Joint Filing Agreement is filed herewith.

ITEM 3.	Source and Amount of Funds or Other Consideration.

The disclosure in Item 4 below is incorporated herein by reference.

ITEM 4.	Purpose of Transaction.

Common Stock Purchases by General Holdings

On July 31, 2015, General Holdings purchased 16,608 shares of the Issuer’s Common Stock from an affiliated investment fund for aggregate consideration of $7,058.40.  In addition, pursuant to the Stock Purchase Agreement, dated as of August 3, 2015, by and between Poplar Point Capital Partners LP and General Holdings (the “Stock Purchase Agreement”), General Holdings purchased 4,067,126 shares of the Issuer’s Common Stock for aggregate consideration of $1,728,528.55.  The purchases from the affiliated investment fund and pursuant to the Stock Purchase Agreement were made with the working capital of General Holdings.

Pursuant to the Stock Purchase Agreement, General Holdings has agreed to hold the securities purchased pursuant to that agreement in compliance with the holding periods in Rule 144 promulgated under the Securities Act of 1933.

The foregoing description of the Stock Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Stock Purchase Agreement, which is filed as Exhibit 99.1, and is incorporated herein by reference.

Discussions With the Issuer’s Management and Directors

The Reporting Persons have engaged in discussions with the Issuer’s management and members of the Issuer’s Board of Directors (the “Board”) on multiple topics, including the Reporting Persons’ suggestion that the Issuer should revoke its Certificate of Dissolution filed with the Secretary of State of Delaware on March 7, 2013.  Such discussions have also touched on corporate governance and corporate finance matters, including but not limited to the potential adoption of a shareholder rights plan, additional equity issuances and the use of net operating losses.  The Issuer has not taken any action with respect to the Reporting Persons’ suggestions described above.  The Reporting Persons currently hold their shares of Common Stock of the Issuer for passive investment purposes.

The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities.  Depending on such assessments, the Reporting Persons may acquire additional securities of the Issuer or new securities of the Issuer or may determine to purchase, sell or otherwise dispose of all or some of the Issuer’s securities in the open market, as applicable, in privately negotiated transactions, in transactions directly with the Issuer or otherwise.  Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons may deem material to their investment decision.  The Reporting Persons may resume discussions with management and/or members of the Issuer’s Board regarding the operations of the Issuer and matters of mutual interest, which could include the items in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as set forth herein, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.  Such information is based on 28,882,093 shares of the Issuer’s Common Stock outstanding as of June 1, 2015, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on June 5, 2015.

(c) The disclosure in Item 4 regarding the acquisitions by General Holdings of shares of the Issuer’s Common Stock from the affiliated investment fund and pursuant to the Stock Purchase Agreement is incorporated herein by reference.  Except as set forth herein, there have been no other transactions in the class of securities reported on that were effected within the past 60 days.

(d) The disclosure regarding the relationship between the Reporting Persons in Item 2(c) of this Schedule 13D is incorporated by reference herein.

(e)	Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The disclosure regarding the Stock Purchase Agreement contained in Item 4 is incorporated herein by reference.

The Stock Purchase Agreement is filed as Exhibit 99.1 to this Schedule 13D and is incorporated herein by reference.

On August 13, 2015, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is filed as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

Exhibit	Description

99.1	Form of Stock Purchase Agreement, dated as of August 3, 2015, by and between Poplar Point Capital Partners LP and General Holdings LLC.

99.2	Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 13, 2015

GENERAL HOLDINGS LLC

By:	/s/ Andrew Bellas
Name:	Andrew Bellas
Title:	Manager

/s/ Andrew Bellas
ANDREW BELLAS